INVEST IN **LAVVA**

Welcome to the Yogurt Evolution



lovvelavva.com   New York NY

LEAD INVESTOR   ⌄

 **Gurdeep Prewal**

Lavva is truly one of the most
innovative CPG products created
over the recent years. Creamy
plant based texture with low
natural sugar, clean label with no
red flag ingredients, and high
levels of gut health functionality.
Through a strategic partnership
with Next In Natural, team has
done a great job of reducing the
cost structure of the business,
improving product gross margins,
reducing overhead costs, to
position the brand for near term
profitability.

**Invested $36,000 this round &
$600,000 previously**

Notable Investors

Arthur Wrubel, of the Philadelphia 76ers

David Blitzer, Global Head of Blackstone's Tactical Opportunities Group

Rocana Venture Partners

Generation Capital

Dan Lufkin, co-founder of DLJ Securities Adrienne Lufkin, founder Chef and Creator of Struesli Granola Redefined (www.struesli.com)

Featured Investors

Featured Investors

Investors include

Arthur Wrubel, of the Philadelphia 76ers

David Blitzer, Global Head of Blackstone's Tactical Opportunities Group

Rocana Venture Partners

Generation Capital

Gurdeep Prewal

Dan Lufkin, co-founder of DLJ Securities Adrienne Lufkin, founder Chef and Creator of Struesli Granola Redefined (www.struesli.com)



Arthur Wrubel, of the Philadelphia 76ers



David Blitzer, Global Head of Blackstone's Tactical Opportunities Group



Highlights

1. ⭐4.5+ star rating, over 13 Million cups sold in retail, 300k customers

2. Leadership helped build and scale: Chobani, Fage, KeVita and Pirate's Booty

3. ⚡Science-backed, with 50 billion probiotics in every cup, delivering best-in-class gut health

4. 🥇 Consistently named best plant-based yogurt; featured in Food & Wine, Forbes, Well & Good, PureWow

5. Taking on the $7.1 BN US yogurt market

6 Forecasted revenue: $2.3MM-2024 and $5.2MM-2025 driven by growth in retail doors and innovation

7 On track to break even in less than 2 years with improved unit economics and scale

8 Paperboard single-serve and 16 oz packaging material planned for Q1 '24

Our Team



Jeff Lichtenstein   Chief Executive Officer

Jeff founded Gourmet Guru, a family owned distributor in NYC. After Gourmet Guru's acquisition by UNFI, he co-founded UNFI Next and Next In Natural.



Elizabeth Fisher   Founder and Chief Growth Officer

Liz, Lavva's Founder and CGO, has 25+ years in the natural food industry growing iconic brands like Yves Veggie Cuisine, Kevita, Pirate's Booty, Alvarado Street, and LaraBar. She produced one of the first lifestyle medicine talk shows on WOR.



Trisha Dill   Chief Financial Officer

Trisha has 15+ years of Wall Street and investor relations experience and held senior roles at Wells Fargo Securities and Thomas Weisel Partners. She graduated from Miami University with a B.S. in Finance and Economics and was a past CFA® charterholder.



Eric Kinniburgh   Chief Manufacturing Officer (fractional)

Eric merges a love of food, culinary expertise, and deep operations management experience to create high-performing organizations positioned for growth. Former COO Bareburger, HACCP, PCQI, HTST, and ServSafe Certified and plant food fermentation expert.



Valeria Carrasco   Chief Marketing Officer (fractional)

Valeria runs, a full-service public relations, social media, & influencer marketing agency that partners with disruptive brands. Her roster of client experience includes work for Banza, Beyond Meat, Bio-K+, CORE, KASHI, PayPal/Venmo, Lavva.

Pitch

LAVVA®





Made with plant-based, real food ingredients like Pili nuts, young plantains, coconut, and cassava.

50 billion live probiotic cultures. Natural prebiotics. Resistant starch from young plantains.

Zero added sugar. Zero gums. Zero added flavors.

Lavva is a plant-based yogurt made from pili nuts and real, whole-food ingredients like unripe plantain, organic cassava root and coconuts. We're about making nourishing food that makes you feel good. That inspires a better way of living, not just the next bite. We unlock the healthy foods that nature provides and leave the additives and sweeteners and processing agents OUT. We go ALL IN on flavor and nutrition.

We're on a mission to transform the $7.1B plant-based category by offering a product that is better for you and actually tastes delicious. Oh, and the pili is a regenerative crop which means we're sustainable, aka better for the planet. Doesn't that sound like a better way to snack / start your day?

The Necessity for Delicious Genuine Food is Now

DAIRY

INGREDIENTS: Pasteurized Grade A Reduced Fat Milk, Sugar, Mangos, Modified Corn Starch, Kosher Gelatin, Pectin, Malic Acid, Natural Flavor, Colored with Annatto and Turmeric Extract.

ALT DAIRY

INGREDIENTS: Soymilk (Filtered Water, Soybeans), Cane Sugar, Peach, Mango, Corn Starch, Peach Puree, Tricalcium Phosphate, Pectin, Citric Acid, Natural Flavor, Dipotassium Phosphate, Sea Salt.





The 7 Best Plant-based Yogurts For a Healthy Lifestyle In 2023

Best Plant-based yogurts in 2023

VEGAN YOGURTS	RATING
LAVVA Strawberry Plant-Based Yog...	10/10 (Editor's Choice)

Conclusion: *LAVVA Plant-Based Yogurt is easily the best alternative for a dairy product when we consider the nutritional facts and consistency in texture.*

1)young consumers (ages 16 - 40) across 10 countries, 66 percent plan to spend more on plant-based meat and dairy alternatives in the future. 2)taste, texture and quality are 'unmet needs' in plant-based alternatives, food business news

---

With > 2% of the $7.1B US Yogurt Category Non Dairy

Plant-Based Dairy is ON FIRE

$3.8B $: +9% U: -6%

Plant-Based Milks are the Gateway to PB Dairy

2X

People who've tried Plant Milk are 2x as likely to purchased Plant Yogurt



1)sources: spins plant based positioned total us natural enhanced channel, conventional multioutlet (powered by circana), 52 weeks ending 5/21/2023. 2)https://www.foodnavigatorusa.com/article/2023/05/22/growing-plant-based-milk-sales-serve-as-gateway-for-other-non-dairy-categories





The market for dairy-free yogurt is booming. In the US alone, sales of dairy-free yogurt were $380 million in 2021, and they're projected to grow nearly 10 times to $3.6 B by 2026. Globally, the dairy-free yogurt market is expected to grow from $2.1 B in 2021 to $8.22 B in 2026. This growth is driven by clean label, probiotic, and premium-positioned brands. People who've tried plant milk are twice as likely to purchase plant yogurt, showing a clear pathway for growth in the plant-based dairy market. Natural Channel Plant-based is 20% of the Yogurt Category and Conventional is only 1% with ample room for upside growth.

Science Backed Biotics

2020 Phase I Current Consortium   2023 Phase II Precision Sub-Species

In scientific blueprint studies completed on our probiotic cocktail* we substantiate our probiotic claims

This unique live blend of specific genus and levels of species are listed as: B. bifidum super strain, Streptococcus Thermophilus, Lactobacillus, Lactobacillus Acidophilus, Lactobacillus Plantarum, Lactobacillus Delbrueckii



LAVVA STUDIES

*the biocollective, a group of biochemists who specialize in genome mapping of microbial strains

Functional trade methodology around growing soil based bifido bacteria. Enrobed for survival during both the chilled lifecycle and digestion itself

This species comprises **90% of the human infant microbiome** and alarmingly missing in adults and newborns

Continued mapping of all existing strains. Adding new sub-species, DNA already identified, and protected to survive GI erosion and amplify the functional benefits of Lavva

Trade secrets in use of time and temperature sequence during inoculation to assure longevity to the gut





The goal is to support an ongoing understanding of how to practically re-colonize the large intestine with diverse original species.

Validate though clinical research, identify, and prepare to publish ongoing peer reviewed studies with heightened focus on autism and autoimmune diseases

FSC

CERTIFIED PLASTIC NEUTRAL PRODUCT

IML CLIENT CUP
LAVVA 150G PAPER CUP PROP

This is a Paperboard Cup

- Our new recyclable paper packaging is certified by Forest Stewardship Council ® (FSC). FSC is an independent, non-governmental, not-for-profit organization founded to promote the responsible management of the world's forests. The FSC's Chain of Custody Certification allows the material to be monitored from the certified originating source through the production process to the final user.
- 80MM diameter cups will "flow thru" with no change in specs. Dyelines completed in Nov with final printed cups 45 days post final approval. This traceability is good for all beings and our earth's soils.
- ***This move represents a 99% reduction in plastic***



Marketing

Culinary

healthycathycooks
let's make my new favorite snack

Community

lovvelavva
WE ARE AVAILABLE ON APP
Fig

10:14
lovvelavva
1,067 Posts
30.2K Followers
730 Following
Lavva
Food & beverage
How Real Yogurt Gets Grown™
Plant yogurt without compromise.
Full of flavor, no fillers.
#lovvelavva
linktr.ee/lovvelavva
Following
Message
Email
Lovve
Experts
Yogurt
IRL
Press

Collaborations

ACTUAL VEGGIES
LAVVA
GIVEAWAY

Education

the DR. GUNDRY podcast EP. 132
Elizabeth Fisher
LAVVA FOUNDER LIZ AND DR STEVEN GUNDRY TALK ABOUT LIVING CULTURED FOOD, GOOD AND BAD BACTERIA, AND GUT HEALTH
LISTEN NOW

Prevention

PureWow





10 Best Dairy-Free Yogurts to Buy If You're Lactose Intolerant, According to Dietitians
1
BEST OVERALL
Lavva Plant-Based Yogurt, Vanilla
The 10 Best Dairy-Free Yogurts You Can Buy
MOST UNEXPECTED DAIRY-FREE YOGURT
the kitchn
This New Dairy-Free Yogurt Made with Pili Nuts Is as Creamy as the Real Thing
VegNews
21 Vegan Yogurts Even the Most Die-Hard Dairy Fans Will Love
Say goodbye to dairy and hello to creamy vegan goodness with these non-dairy yogurts.
vegconomist
- the vegan business magazine -
"Lavva is worth the wait!"
MINDBODYGREEN
Plant-Based Yogurt Is Here To Stay—Here Are 10 Brands To Try LAVVA Plant-Based Yogurt
This plant-based yogurt from LAVVA may just come the closest to nailing the texture of traditional dairy yogurt—and it has the most intriguing ingredient list of them all.
The Beet.
We Taste Tested 14 Dairy-Free Yogurts to Find Out Which Ones to Try or Skip
Lavva Original Yogurt
THE MANUAL
Lavva Plant-Based Yogurt Might Be Better Than the Real Thing
Women'sHealth
THE goop PODCAST
FOOD navigator.com
Forbes

"To say I love Lavva is an understatement, I'm a Lavva lifer!" ~Cal
"I love this @lovvelavva brand!!! This pili nut dairy free yogurt is delicious! Top notch ingredients and no added sugar. Most conventional yogurts have way too much sugar and junk ingredients which pretty much defeats the benefits of the probiotics, huh?" ~Chris
"Having gone through just about every non-dairy yogurt on the market in my 30+ years abstaining from dairy products, I can tell you this one is a masterpiece! Flavorful like yogurt should be. Modern yogurt ceased to be good for you when it all became sugar bombs in a carton. This company figured it out." ~RC
"The best! The best. most conscious product ever produced in my 80 years of life." ~Teri I Kihei, HI
"Lavva s the best dairy free yogurt I've tried! The ingredients are super clean, and the taste is soooo good! I really value a yogurt having no artificial sweeteners or added refined sugar and Lavva hit the nail on that! If you haven't tried it, do yourself a favor and pick it up!" ~Taylen
"You guys' rock! I am currently with a functional medicine clinic... I am eliminating certain food categories such as dairy. Your product is the BEST non-dairy out there as far as I am concerned...I have tried a plethora of variations...no added sugar is so valuable. I have tried all flavors, and all are fantastic in flavor, texture (creamy factor), and perfect portion." ~Alie
"I use the yogurt every single day for my own food as well as for my or the food I prepare for my clients! Thank you for creating the only yogurt that I love!!!" ~Pres
"love this yogurt and so does my body. It is simple, clean, has no sweetener, dairy, fillers or any other ingredients that would cause inflammation in my body. I get it when I crave something sweet. This yogurt is for those who like eating whole food, raw food or just enjoy foods for the flavor and for what they do for the body. YUM!" ~Jaiv

Lavva has been working hard to make the best yogurt not just plant yogurt. We've done some cool science stuff to make sure it's functional and delivers on promises. We have partnered with Next in Natural and onboarded strategic investors and experienced leaders. This alliance strengthens our margins and paves the way for further innovation and a profitable and sustainable business model.

Lavva's business model is centered around creating a high-quality, plant-based yogurt that delivers long-lasting health benefits. Our unique product, backed by scientific studies, offers a differentiated functional benefit in the market. We also prioritize sustainability, with zero plastic and 100% made of plant recyclable packaging certified by the Forest Stewardship Council expected to launch in Q1 2024.











> *After connecting with Liz, founder of Lavva, to share how much I loved the product as a perfect pairing with my crunchy granola company, Struesli, we began to talk about our product origin stories and around gut health and its role in overall health. I introduced Liz to my husband Dan, a respected*

> *professional investor, who agrees Lavva is one of the most evolved and delicious food products available. This is why we wanted to be the first to participate in this funding round. Lavva is an authentic product that delivers meaningful health and nutrition benefits at a time when this is greatly needed. Lavva is a sound investment with a compelling growth story and a winning team, and we hope you will join us!*

Adrienne Lufkin, founder Chef and Creator of Struesli Granola Redefined (**www.struesli.com**)

Dan Lufkin, co-founder of DLJ Securities

THANK YOU!

